UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

Amendment No. 1

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

THE CANNABIST COMPANY HOLDINGS INC.

(Name of Applicants)*

321 Billerica Road

Chelmsford, MA

01824

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount**
9.25% Senior Secured Notes due December 31, 2028	$269,950,000 aggregate principal amount
9.0% Senior Secured Convertible Notes due December 31, 2028

**	Cumulative total for both classes of Notes will amount to $269,950,000 aggregate principal amount. Amount to be issued under each class remains to be determined.

Approximate date of proposed public offering:

On the Effective Date under the Plan (as defined herein) or as soon as practicable thereafter.

Name and registered address of agent for service:	With copies to:
Derek Watson	James Guttman
Chief Financial Officer	Dorsey & Whitney LLP
Columbia Care LLC	Toronto Dominion Centre
321 Billerica Road	66 Wellington Street West, Suite 3400
Chelmsford, MA 01824	Toronto, Ontario, Canada M5K 1E6
(978) 910-1486	(416) 367-7376

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

*	The Guarantors and Co-Issuer listed on the following page are also included in this Application as Applicants.

EXPLANATORY NOTE:

This Amendment No. 1 to Form T-3 (this “Amendment”) is being filed on behalf of The Cannabist Company Holdings Inc. (the “Company”). This Amendment is being filed to (i) to file Exhibit T3D-2, Exhibit 25.2, Exhibit 25.3 and Exhibit 25.4 (ii) amend the list of Guarantors (as defined herein) from the Company’s Application for Qualification (the “Application”) and (iii) update the exhibit index to include the additional exhibits and to reflect the amendment to the list of Guarantors. This Amendment is not intended to amend or delete any other part of the Application. All other information in the Application is unchanged and has been omitted from this Amendment.

GENERAL

1. General Information.

The Cannabist Company Holdings Inc. (the “Company”, “Cannabist” or the “Issuer”) is a Canadian corporation in the cannabis industry with operations in certain States of the United States. The Company, through its subsidiaries and affiliates, holds, operates and manages licenses and permits in the States of California, Colorado, Delaware, Illinois, Maryland, Massachusetts, New Jersey, New York, Ohio, Pennsylvania, and Virginia. The Cannabist Company Holdings (Canada) Inc. (the “Co-Issuer” and together with Cannabist, the “Issuers” and each, individually, an “Issuer”) is a Canadian corporation wholly owned by the Company and the co-issuer of the New Notes (as defined herein).

The guarantors identified below (the “Guarantors”, and together with the Company and the Co-Issuer, (the “Applicants”)) have the following forms of organization and jurisdictions of formation or incorporation.

Applicant	Form	Jurisdiction
Avum, LLC	Limited Liability Company	Delaware
Beacon Holdings, LLC	Limited Liability Company	Colorado
Cannascend Alternative Logan, L.L.C.	Limited Liability Company	Ohio
Cannascend Alternative, LLC	Limited Liability Company	Ohio
CC California LLC	Limited Liability Company	California
CC OH Realty LLC	Limited Liability Company	Ohio
CC Procurement LLC	Limited Liability Company	Delaware
Col. Care (Delaware) LLC	Limited Liability Company	Delaware
Columbia Care CO Inc.	Corporation	Delaware
Columbia Care DE Management LLC	Limited Liability Company	Delaware
Columbia Care Delaware, LLC	Limited Liability Company	Delaware
Columbia Care Industrial Hemp LLC	Limited Liability Company	New York
Columbia Care LLC	Limited Liability Company	Delaware
Columbia Care Maryland LLC	Limited Liability Company	Delaware
Columbia Care MD LLC	Limited Liability Company	Maryland
Columbia Care New Jersey LLC	Limited Liability Company	New Jersey
Columbia Care NY LLC	Limited Liability Company	New York
Columbia Care OH LLC	Limited Liability Company	Ohio
Columbia Care Pennsylvania LLC	Limited Liability Company	Pennsylvania
Columbia Care WV LLC	Limited Liability Company	West Virginia
Corsa Verde, LLC	Limited Liability Company	Ohio
Futurevision, Ltd.	Limited Liability Company	Colorado
Green Leaf Extracts, LLC	Limited Liability Company	Maryland
Green Leaf Management LLC	Limited Liability Company	Maryland
Green Leaf Medical of Ohio II LLC	Limited Liability Company	Ohio
Green Leaf Medical of Ohio III, LLC	Limited Liability Company	Ohio
Green Leaf Medical of Virginia, LLC	Limited Liability Company	Virginia
Green Leaf Medical, LLC	Limited Liability Company	Delaware
Green Leaf Medicals, LLC	Limited Liability Company	Pennsylvania
Infuzionz LLC	Limited Liability Company	Colorado
MJ Brain Bank, LLC	Limited Liability Company	Colorado
Patriot Care Corp.	Corporation	Massachusetts
Rocky Mountain Tillage, LLC	Limited Liability Company	Colorado
TGS Colorado Management, LLC	Limited Liability Company	Colorado
Time for Healing, LLC	Limited Liability Company	Maryland
Wellness Institute of Maryland, LLC	Limited Liability Company	Maryland

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant as of the date of this Application. The mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: The Cannabist Company Holdings (Canada) Inc., c/o Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9 for Canadian entities and the US entities c/o The Cannabist Company Holdings Inc., 321 Billerica Road, Chelmsford, MA, USA, 01824.

The Cannabist Company Holdings Inc.

Name	Office
Michael Abbott	Director
David Hart	Chief Executive Officer
Jesse Channon	President
Derek Watson	Chief Financial Officer
David Sirolly	General Counsel
Bryan Olson	Chief Human Resources Officer
Jesse Channon	Director
Jeffrey Clarke	Director
Julie Hill	Director
James Kennedy	Director
Rosemary Mazanet, M.D.	Director
Frank Savage	Director
Alison Worthington	Director
Phillip Goldberg	Director

The Cannabist Company Holdings (Canada) Inc.

Name	Office
Troy Nicholson	Director
David Hart	Director
David Sirolly	Director

Infuzionz LLC Rocky Mountain Tillage, LLC

Name	Office
David Hart	Manager

Avum, LLC Beacon Holdings, LLC

Name	Office
David Hart	President
Derek Watson	Vice President & Treasurer
David Sirolly	Vice President & Secretary
Jesse Channon	Vice President

Cannascend Alternative, LLC

CC California LLC

CC Procurement LLC

Col. Care (Delaware) LLC

Columbia Care DE Management LLC

Columbia Care Maryland LLC

Columbia Care New Jersey LLC

Columbia Care NY LLC

Columbia Care OH LLC

Columbia Care Pennsylvania LLC

Corsa Verde, LLC

Green Leaf Medical of Ohio II LLC

Green Leaf Medical of Ohio III, LLC

Green Leaf Medical, LLC

Green Leaf Medicals, LLC

MJ Brain Bank, LLC

Name	Office
David Hart	President
Jesse Channon	Vice President
Derek Watson	Vice President & Treasurer
David Sirolly	Vice President & Secretary

Cannascend Alternative Logan, L.L.C. Green Leaf Management LLC

Name	Office
David Hart	President

Patriot Care Corp.

Name	Office
David Hart	President, Director
Jesse Channon	Vice President
Derek Watson	Vice President & Treasurer
David Sirolly	Vice President & Secretary

Columbia Care CO Inc.

Name	Office
David Hart	Director, President, Treasurer, Secretary

Columbia Care Delaware, LLC

Name	Office
David Hart	Director
Adam Goers	Director
Laird Bunch	Director
Rosemary Mazanet MD	Director

Green Leaf Medical of Virginia, LLC

Name	Office
David Hart	President, Director
Derek Watson	Vice President & Treasurer
David Sirolly	Vice President & Secretary

Columbia Care LLC

Name	Office
David Hart	Chief Executive Officer
Bryan Olson	Chief Human Resources Officer
Derek Watson	Chief Financial Officer
David Sirolly	General Counsel, Secretary
Jesse Channon	President

CC OH Realty LLC

Name	Office
David Hart	Manager

Columbia Care Industrial Hemp LLC Green Leaf Extracts, LLC Time for Healing, LLC Wellness Institute of Maryland, LLC

Name	Office
David Hart	President, Manager

Columbia Care MD LLC

Name	Office
David Hart	President, Manager
Jesse Channon	Vice President
Derek Watson	Vice President & Treasurer, Manager
David Sirolly	Vice President & Secretary
Thomas Allison	Manager

Columbia Care WV LLC

Name	Office
David Hart	President, Manager
Jesse Channon	Vice President, Manager
Derek Watson	Vice President & Treasurer, Manager
David Sirolly	Vice President & Secretary, Manager

TGS Colorado Management LLC

Name	Office
David Hart	President
Jesse Channon	President
Derek Watson	Vice President & Treasurer
David Sirolly	Vice President & Secretary

Wellness Institute of Maryland, LLC

Name	Office
David Hart	President, Manager
Jesse Channon	Vice President, Manager
Derek Watson	Vice President & Treasurer, Manager
David Sirolly	Vice President & Secretary, Manager

Futurevision, Ltd.

Name	Office
Columbia Care CO Inc.	Manager

5. Principal Owners of Voting Securities.

The following tables list the persons owning 10% or more of the voting securities of the Applicants as of the date of this Application.

Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
The Cannabist Company Holdings Inc.	N/A	Equity Shares	N/A	N/A
The Cannabist Company Holdings (Canada) Inc.	The Cannabist Company Holdings Inc.	Common Stock	100	100%
Avum, LLC	Columbia Care LLC	Membership Interest	N/A	100%
Beacon Holdings, LLC	Columbia Care LLC	Membership Interest	N/A	100%
Cannascend Alternative Logan, L.L.C.	Columbia Care LLC	Membership Interest	N/A	100%
Cannascend Alternative, LLC	Columbia Care LLC	Membership Interest	N/A	100%
CC California LLC	Columbia Care LLC	Membership Interest	N/A	100%
CC OH Realty LLC	Columbia Care LLC	Membership Interest	N/A	100%
CC Procurement LLC	Columbia Care LLC	Membership Interest	N/A	100%
Col. Care (Delaware) LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care CO Inc.	Columbia Care LLC	Common Stock	N/A	100%
Columbia Care DE Management LLC	Columbia Care LLC	Membership Interest	N/A	91%
Columbia Care Delaware, LLC	N/A (not-for-profit)	N/A	N/A	N/A
Columbia Care Industrial Hemp LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care LLC	The Cannabist Company Holdings Inc.	Membership Interest	N/A	100%
Columbia Care Maryland LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care MD LLC	Columbia Care Maryland LLC	Membership Interest	N/A	96%
Columbia Care New Jersey LLC	Columbia Care LLC	Membership Interest	N/A	92.75%
Columbia Care NY LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care OH LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care Pennsylvania LLC	Columbia Care LLC	Membership Interest	N/A	100%
Columbia Care WV LLC	Columbia Care LLC	Membership Interest	N/A	95%
Corsa Verde, LLC	Columbia Care LLC	Membership Interest	N/A	100%
Futurevision, Ltd.	Columbia Care CO Inc.	Membership Interest	N/A	100%
Green Leaf Extracts, LLC	Green Leaf Medical, LLC	Membership Interest	N/A	100%
Green Leaf Management LLC	Green Leaf Medical, LLC	Membership Interest	N/A	100%
Green Leaf Medical of Ohio II LLC	Green Leaf Medical III, LLC	Membership Interest	N/A	100%
Green Leaf Medical of Ohio III, LLC	Green Leaf Medical, LLC	Membership Interest	9,999	99.99%
Green Leaf Medical of Virginia, LLC	Green Leaf Medical, LLC	Membership Interest	N/A	100%
Green Leaf Medical, LLC	Columbia Care LLC	Membership Interest	N/A	100%
Green Leaf Medicals, LLC	Green Leaf Medical, LLC	Membership Interest	N/A	100%
Infuzionz LLC	Beacon Holdings, LLC	Membership Interest	N/A	100%
MJ Brain Bank, LLC	Columbia Care LLC	Membership Interest	N/A	100%
Patriot Care Corp.	Columbia Care LLC	Common Stock	N/A	100%
Rocky Mountain Tillage, LLC	Beacon Holdings, LLC	Membership Interest	N/A	100%
TGS Colorado Management, LLC	Columbia Care LLC	Membership Interest	N/A	100%
Time for Healing, LLC	Green Leaf Medical, LLC	Membership Interest	N/A	100%
Wellness Institute of Maryland, LLC	Green Leaf Medical, LLC	Membership Interest	N/A	99%

INDEX TO EXHIBITS

Exhibit No.	Description
Exhibit T3A-1	Articles of The Cannabist Company Holdings Inc. (incorporated by reference to Exhibit 3.1 of The Cannabist Company Holdings Inc.’s Form 8-K, filed with the SEC on September 22, 2023)

Exhibit T3A-2	Certificate of Incorporation of The Cannabist Company Holdings (Canada) Inc.

Exhibit T3A-3	Registration of Foreign Limited Liability Company of Avum, LLC

Exhibit T3A-4	Articles of Organization of Beacon Holdings, LLC

Exhibit T3A-5	Articles of Organization of Cannascend Alternative Logan, LLC

Exhibit T3A-6	Articles of Organization of Cannascend Alternative, LLC

Exhibit T3A-7	Articles of Organization of CC California LLC

Exhibit T3A-8	Articles of Organization of CC OH Realty LLC

Exhibit T3A-9	Certificate of Formation of CC Procurement LLC

Exhibit T3A-10	Certificate of Formation of Col. Care (Delaware) LLC

Exhibit T3A-11	Certificate of Incorporation of Columbia Care CO Inc. (formerly known as Maia Acquisition II Inc.)

Exhibit T3A-12	Certificate of Formation of Columbia Care DE Management LLC

Exhibit T3A-13	Certificate of Formation of Columbia Care Delaware, LLC

Exhibit T3A-14	Articles of Organization of Columbia Care Industrial Hemp LLC

Exhibit T3A-15	Certificate of Formation of Columbia Care LLC

Exhibit T3A-16	Certificate of Formation of Columbia Care Maryland LLC

Exhibit T3A-17	Articles of Organization of Columbia Care MD, LLC

Exhibit T3A-18	Certificate of Formation of Columbia Care New Jersey LLC

Exhibit T3A-19	Articles of Organization of Columbia Care NY LLC

Exhibit T3A-20	Articles of Organization of Columbia Care OH LLC

Exhibit T3A-21	Certificate of Organization of Columbia Care Pennsylvania LLC

Exhibit T3A-22	Articles of Organization of Columbia Care WV LLC

Exhibit T3A-23	Articles of Organization of Corsa Verde, LLC

Exhibit T3A-24	Articles of Organization of Green Leaf Extracts, LLC

Exhibit T3A-25	Articles of Organization of Green Leaf Management, LLC

Exhibit T3A-26	Articles of Organization of Green Leaf Medical of Ohio II LLC

Exhibit T3A-27	Articles of Organization of Green Leaf Medical of Ohio III, LLC

Exhibit T3A-28	Articles of Organization of Green Leaf Medical of Virginia LLC

Exhibit T3A-29	Certificate of Formation of Green Leaf Medical, LLC (formerly known as Vici Acquisition II LLC)

Exhibit T3A-30	Certificate of Organization of Green Leaf Medicals, LLC

Exhibit T3A-31	Articles of Organization of Infuzionz LLC (formerly known as IVXX Infuzionz LLC)

Exhibit T3A-32	Articles of Organization of MJ Brain Bank, LLC

Exhibit T3A-33	Articles of Organization of Patriot Care Corp.

Exhibit T3A-34	Articles of Organization of Rocky Mountain Tillage, LLC

Exhibit T3A-35	Articles of Organization of TGS Colorado Management, LLC

Exhibit T3A-36	Articles of Organization of Time For Healing, LLC

Exhibit T3A-37	Articles of Organization of Wellness Institute of Maryland, LLC

Exhibit T3B-1	Bylaws of The Cannabist Company Holdings (Canada) Inc.

Exhibit T3B-2	Limited Liability Company Agreement of Avum, LLC

Exhibit T3B-3	Third Amended and Restated Operating Agreement of Beacon Holdings, LLC

Exhibit T3B-4	Third Amended & Restated Operating Agreement of Cannascend Alternative Logan, LLC

Exhibit T3B-5	Third Amended & Restated Operating Agreement of Cannascend Alternative, LLC

Exhibit T3B-6	Operating Agreement of CC California LLC

Exhibit T3B-7	Limited Liability Company Agreement of CC OH Realty LLC

Exhibit T3B-8	Limited Liability Company Agreement of CC Procurement LLC

Exhibit T3B-9	Limited Liability Company Agreement of Col. Care (Delaware) LLC

Exhibit T3B-10	Amended and Restated Bylaws of Columbia Care CO Inc.

Exhibit T3B-11	Operating Agreement of Columbia Care DE Management LLC

Exhibit T3B-12	Operating Agreement & Bylaws of Columbia Care Delaware, LLC

Exhibit T3B-13	Limited Liability Company Agreement of Columbia Care Industrial Hemp LLC

Exhibit T3B-14	Fifth Amended and Restated Limited Liability of Columbia Care LLC

Exhibit T3B-15	Amended & Restated Limited Liability of Columbia Care Maryland LLC

Exhibit T3B-16	Operating Agreement of Columbia Care MD, LLC

Exhibit T3B-17	Limited Liability Company Agreement of Columbia Care New Jersey LLC

Exhibit T3B-18	First Amended and Restated Limited Liability Company Agreement of Columbia Care NY LLC

Exhibit T3B-19	Second Amended & Restated Operating Agreement of Columbia Care OH LLC

Exhibit T3B-20	Second Amended & Restated Operating Agreement of Columbia Care Pennsylvania LLC

Exhibit T3B-21	Operating Agreement of Columbia Care WV LLC

Exhibit T3B-22	Second Amended & Restated Operating Agreement of Corsa Verde, LLC

Exhibit T3B-23	Fourth Amended & Restated Operating Agreement of Futurevision, Ltd.

Exhibit T3B-24	Operating Agreement of Green Leaf Extracts, LLC

Exhibit T3B-25	Operating Agreement of Green Leaf Management, LLC

Exhibit T3B-26	Operating Agreement of Green Leaf Medical of Ohio II LLC

Exhibit T3B-27	Operating Agreement of Green Leaf Medical of Ohio III, LLC

Exhibit T3B-28	Amended and Restated Operating Agreement of Green Leaf Medical of Virginia LLC

Exhibit T3B-29	Second Amended and Restated Operating Agreement of Green Leaf Medical, LLC

Exhibit T3B-30	Amended and Restated Limited Liability Company Agreement of Green Leaf Medicals, LLC

Exhibit T3B-31	Fifth Amended and Restated Operating Agreement of Infuzionz LLC

Exhibit T3B-32	Third Amended and Restated Operating Agreement of MJ Brain Bank, LLC

Exhibit T3B-33	Bylaws of Patriot Care Corp.

Exhibit T3B-34	Third Amended and Restated Operating Agreement of Rocky Mountain Tillage, LLC

Exhibit T3B-35	Fifth Amended and Restated Operating Agreement of TGS Colorado Management, LLC

Exhibit T3B-36	Second Amended & Restated Operating Agreement of Time For Healing, LLC

Exhibit T3B-37	Amended and Restated Operating Agreement of Wellness Institute of Maryland, LLC

Exhibit T3C-1	Form of Amended and Restated Trust Indenture among The Cannabist Company Holdings Inc. and The Cannabist Company Holdings (Canada) Inc, as co-issuers, and Odyssey Trust Company, as Trustee

Exhibit T3C-2	Form of First Supplemental Indenture, among The Cannabist Company Holdings Inc. and The Cannabist Company Holdings (Canada) Inc, as co-issuers, and Odyssey Trust Company, as Trustee

Exhibit T3D-1	Interim Order of the Court

Exhibit T3D-2	Final Order of the Court

Exhibit T3E-1	Letter of Transmittal

Exhibit T3E-2	Management Information Circular of The Cannabist Company Holdings Inc. and The Cannabist Company Holdings (Canada) Inc. to Consider a Proposed Plan of Arrangement

Exhibit T3F	Cross reference sheet showing the location in the A&R Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C-1 hereto)

Exhibit 25.1	Statement of eligibility and qualification of the Trustee on Form T-6(1)

Exhibit 25.2	Statement of eligibility and qualification of the Trustee on Form T-6/A(2)

Exhibit 25.3	Statement of eligibility and qualification of the Trustee on Form T-6/A(3)

Exhibit 25.4	Statement of eligibility and qualification of the Trustee on Form T-6/A(4)

(1) Incorporated by reference to Odyssey Trust Company’s Form T-6 filed with the SEC on April 7, 2025
(2) Incorporated by reference to Odyssey Trust Company’s Form T-6/A filed with the SEC on May 2, 2025
(3) Incorporated by reference to Odyssey Trust Company’s Form T-6/A filed with the SEC on May 13, 2025
(4) Incorporated by reference to Odyssey Trust Company’s Form T-6/A filed with the SEC on May 22, 2025

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant below, a corporation organized and existing under the laws of Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chelmsford, State of Massachusetts, on May 22, 2025.

The Cannabist Company Holdings Inc.

Attest:	/s/ Jesse Channon	By:	/s/ David Hart
	Name: Jesse Channon		Name: David Hart
	Title: President		Title: Chief Executive Officer and Director

The Cannabist Company Holdings (Canada) Inc.

Attest:	/s/ David Hart	By:	/s/ David Sirolly
	Name: David Hart		Name: David Sirolly
	Title: Director		Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantors have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized:

Avum, LLC

Beacon Holdings, LLC

Cannascend Alternative Logan, L.L.C.

Cannascend Alternative, LLC

CC Procurement LLC

Green Leaf Management LLC

MJ Brain Bank, LLC

Attest:	/s/ David Hart
Name: David Hart
Title: President

Infuzionz LLC
Rocky Mountain Tillage, LLC
TGS Colorado Management LLC

Attest:	/s/ David Hart
Name: David Hart
Title: Manager

Col. Care (Delaware) LLC
Columbia Care LLC

Attest:	/s/ David Hart
Name: David Hart
Title: Chief Executive Officer

CC California LLC

CC OH Realty LLC

Columbia Care DE Management LLC

Columbia Care Industrial Hemp LLC

Columbia Care Maryland LLC

Columbia Care MD LLC

Columbia Care New Jersey LLC

Columbia Care NY LLC

Columbia Care OH LLC

Columbia Care Pennsylvania LLC

Columbia Care WV LLC

Corsa Verde, LLC

Green Leaf Extracts, LLC

Green Leaf Medical of Ohio II LLC

Green Leaf Medical of Ohio III, LLC

Green Leaf Medical of Virginia, LLC

Green Leaf Medical, LLC

Green Leaf Medicals, LLC

Time for Healing, LLC

Wellness Institute of Maryland, LLC

Attest:	/s/ David Hart
Name: David Hart
Title: President and Manager

Columbia Care CO Inc.
Columbia Care Delaware, LLC
Patriot Care Corp.

Attest:	/s/ David Hart
Name: David Hart
Title: President and Director

Futurevision, Ltd.

Columbia Care CO Inc., as Manager

Attest:	/s/ David Hart
Name: David Hart
Title: President and Director of Columbia
Care Co Inc.